UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission file number 001-14540

DEUTSCHE TELEKOM AG

(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140

53113 Bonn

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Dividend outlook: Deutsche Telekom intends to increase the dividend from EUR 0.72 to EUR 0.78 per ordinary share for 2007

Dec 06, 2007

Ad hoc notification from Deutsche Telekom in accordance with § 15 of the Security Trading Act (WpHG)

Deutsche Telekom’s Board of Management and Supervisory Board today adopted the company’s mid-term financial planning for the next three years.

The Board of Management and Supervisory Board of Deutsche Telekom intend to propose to the shareholders’ meeting an increase in the dividend from EUR 0.72 for the previous year to EUR 0.78 per ordinary share for the 2007 financial year following the establishment of Deutsche Telekom AG’s annual financial statements.

Deutsche Telekom thus intends to continue pursuing its policy of paying attractive dividends. The proposed dividend increase to EUR 0.78 per ordinary share compared with the payment for the 2006 financial year of EUR 0.72 per ordinary share would mean an increase in the total dividend payment from around EUR 3.1 billion to approximately EUR 3.4 billion.

The intended dividend increase is based on operating performance, which is reflected in the expected adjusted EBITDA of the group of around EUR 19 billion in 2007, the anticipated positive trend in Deutsche Telekom’s free cash flow and the Group’s excellent balance sheet ratios. Deutsche Telekom’s Board of Management expects to generate a free cash flow of approximately EUR 6.5 billion in the 2007 financial year and to reach more or less the same level in the coming year. On the basis of the expected free cash flow in 2007 and a dividend of EUR 0.78 per ordinary share, the dividend ratio is around 52 percent.

In addition, Deutsche Telekom has extremely sound balance sheet ratios in comparison with its industry peers. The equity ratio as of the end of the third quarter of 2007 was 38.2 percent of total assets, the gearing – i.e., the ratio of debt to equity capital – amounted to 0.8 and the ratio of net debt to adjusted EBITDA was in line with the guidance for the full year at approximately 1.9. In previous communications, Deutsche Telekom AG had announced its target of achieving a gearing in the range of 0.8 to 1.2 and a ratio of net debt to adjusted EBITDA of 2 to 3. Both financial measures thus either reach or exceed the target value.

The final dividend proposal to the shareholders’ meeting on the basis of Deutsche Telekom AG’s approved annual financial statements for the 2007 financial year will be published when the meeting is called. The shareholders’ meeting is to take place on May 15, 2008 in Cologne.

In doing so, Deutsche Telekom AG confirms its aim of an attractive dividend policy, based on operating income, free cash flow and balance sheet ratios.

This release contains forward-looking statements with regard to financial figures that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F annual report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions, business combinations, and cost saving initiatives.

In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise. Deutsche Telekom does not reconcile its adjusted EBITDA guidance to a GAAP measure because it would require unreasonable effort to do so. As a general matter, Deutsche Telekom does not predict the net effect of future special factors because of their uncertainty. Special factors and interest, taxes, depreciation and amortization (including impairment losses) can be significant to the company’s results.

In addition to figures prepared in accordance with IFRS, Deutsche Telekom presents non-GAAP financial performance measures, e.g., EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EBIT, adjusted net profit, free cash flow, gross debt and net debt. These non-GAAP measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with IFRS. Non-GAAP financial performance measures are not subject to IFRS or any other generally accepted accounting principles. Other companies may define these terms in different ways. For further information relevant to the interpretation of these terms, please refer to the chapter “Reconciliation of pro forma figures” posted on Deutsche Telekom’s website (www.telekom.com) under the link “Investor Relations.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name:	Guido Kerkhoff
Title:	Senior Executive Vice President Chief Accounting Officer

Date: December 7, 2007